Exhibit 99.1

GoldMining Files PEA Technical Report for its São Jorge Project, Brazil

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – July 22, 2026 – GoldMining Inc. (TSX: GOLD; NYSE American: GLDG) (the "Company" or "GoldMining") is pleased to announce that it has filed a technical report (the “Technical Report”) which includes the previously announced preliminary economic assessment (the “PEA”), in respect of its São Jorge Project (the "Project"), located in Pará State, Brazil.

The Technical Report, titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the São Jorge Gold Project, Pará State, Brazil" with an effective date of June 9, 2026, is available under the Company’s respective profiles at www.sedarplus.ca and www.sec.gov. All currency amounts herein are in US dollars unless otherwise indicated.

The PEA is preliminary in nature, and there is no certainty that the reported results will be realized. The PEA includes inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that this PEA, including the conceptual economics set out therein, will be realized.

São Jorge PEA Highlights

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Strong Economics & Upside Leverage: Modelled an after-tax net present value at a 5% discount rate ("NPV5%") of $532 million and an after-tax internal rate of return ("IRR") of 42.4% utilizing base case gold price of $3,500 per ounce (“oz”). At a gold price of $4,400/oz, the modelled after-tax NPV5% increases to $836.8 million, yielding an IRR of 58.6% and an initial payback of just 2.4 years.

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High Capital Efficiency & Infrastructure Advantage: Initial capital is estimated at a highly manageable $202 million (including a 25% contingency), representing an attractive 2.6x base case NPV5% to initial capital ratio. This relatively low capital hurdle is directly supported by the Project’s ideal location, situated adjacent to existing power lines, paved highways, and an available skilled workforce.

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Steady Production & Cash Flow: The PEA envisages a robust internal free cash flow, supported by a stable gold production profile averaging an estimated 51,250 oz annually over a 10.6-year life of mine ("LOM"), with peak gold production of 57,200 oz per year in years 2 through 4.

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Conventional, Resilient Operation: The PEA contemplates a conventional open-pit truck-and-shovel operation and a processing rate of 5,500 tonnes per day. A proven processing flowsheet utilizing standard gravity and leach circuits achieves high metallurgical recoveries of 90% Au, supporting resilient margins and an estimated LOM All-In Sustaining Cost (“AISC”) of $1,464/oz.

●	Advancing Pre-Feasibility Studies: The Company is working to commence pre-feasibility studies as the Project is further de-risked and moves forward with permitting towards a construction decision.

Alastair Still, CEO of GoldMining commented, “Filing the São Jorge Technical Report marks the next step in the advancement of our portfolio. We are excited by the Project’s compelling proposition, which pairs a manageable initial capital requirement with steady gold production and a robust base case NPV set out in the PEA. In addition to offering significant exploration potential, the study highlights the asset’s potential resilient margins and rapid payback profile. In parallel to advancing and de-risking the property as we commence prefeasibility studies, we remain focused on drilling nearby exploration targets within our prospective regional-scale property as we continue to unlock value across our broader multi-million ounce Americas portfolio”

For further information regarding the Project, including the PEA, please refer to the Technical Report.

Qualified Persons

Imola Götz, M.Sc. P.Eng., F.E.C., Vice President, Project Development of the Company and a Qualified Person, as such term is defined in NI 43-101, has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

Martin Dumont
VP, Corporate Development & Investor Relations

Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Disclosure regarding the Project, including the PEA, included herein, has been prepared by the Company in accordance with Canadian National Instrument 43-101 (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by issuer of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission ("SEC") generally applicable to U.S. companies subject to the SEC's disclosure requirements. Accordingly, information contained herein or in the Company's descriptions of its projects may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Forward-Looking Statements

Certain of the information contained in this news release constitutes "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to the results of the PEA, the Company’s plans and expectations regarding future opportunities and proposed work and future studies at the Project and the Company’s other plans and expectations regarding the Project. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2025, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.